

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2017

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Holding Company Limited
509 7th Street, N.W.
Washington, DC 20004

> **Re:     Capitol Acquisition Holding Company Limited**
> **Registration Statement on Form S-4**
> **Filed April 11, 2017**
> **File No. 333-217256**

Dear Mr. Ein:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     In a prominent place in your registration statement, please include a clear statement that Capitol Acquisition Holding Co. Ltd. ("Holdings") will change its name to Cision Ltd. upon the close of the merger and the listing of its ordinary shares and warrants on the New York Stock Exchange.

2.     Please consider including a pre- and post-merger entity organization chart to add clarity for investors.

3.     Regarding your Charter Proposals, it appears that Capitol Acquisition Corp. III ("Capitol") stockholders are voting to "approve material differences"  between the charter documents of Holdings that will be in effect after the merger and Capitol's current charter documents, but not to approve or effect changes to either entity's charter documents.  Please revise to clarify that the Charter Proposals do not involve Capitol's

public stockholders' approving Holdings' articles of association or changes to Capitol's corporate governing documents or advise.

Summary of the Proxy Statement/Prospectus, page 9

4.	Please include Cision Owner as a party to the merger transaction.

The Business Combination Proposal

Background of the Transactions, page 58

5.	Please revise to clarify your relationship with PJT Partners including, specifically, whether PJT Partners served as a financial advisor to Capitol.

6.	You state that the transaction structure considerations were reviewed on several occasions.  Please revise to clarify whether there were any discussions or negotiations specifically involving structuring the post-merger public entity as a Cayman Islands exempted company.  It is not clear which party proposed this corporate structure or how the Capitol board viewed the change from a Delaware corporate entity.

Capitol's Board of Directors' Reasons for Approval of the Transactions, page 63

7.	Please revise to clarify what you mean by "further capital structure optimization" in the first bullet point on page 65.

Certain Forecasted Financial Information for Cision, page 65

8.	Please revise to disclose the assumptions which, in management's opinion, are most significant to your forecasts or are the key factors upon which the financial results of the enterprise depend in order to provide a framework for analysis of these forecasts. In addition, explain why you believe the assumptions relied upon are reasonable and supportable.  See Item 10(b) of Regulation S-K.

9.	We note that you provide financial forecasts for certain non-GAAP financial measures including Adjusted EBITDA and Unlevered Free Cash Flow.  Please revise your disclosures to include reconciliations to the most comparable forecasted GAAP measures.  We refer you to Item 10(e)(1)(i) of Regulation S-K.  In addition, forecasts or projections of revenues, net income (loss) and earnings (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends.  We refer you to Item 10(b)(2) of Regulation S-K.

10.	In light of the prominent role the non-GAAP financial measures of Adjusted EBITDA and Unlevered Free Cash Flow played in the Capitol board's analysis of Cision's valuation, please consider providing actual results for Adjusted EBITDA and Unlevered Free Cash Flow for historic periods in the Cision Management's Discussion and Analysis section.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet, page 84

11.     Please clarify the disclosures in adjustment (8) to indicate that the CPECs will be included as part of the recapitalization.

12.     We note from your subsequent event disclosures on page F-54 that you entered into a definitive agreement to acquire Bulletin Intelligence, LLC, Bulletin News Network, LLC, and Bulletin News Investment, LLC for a purchase price of approximately $57.0 million, exclusive of additional contingent consideration that can be earned by the sellers during the calendar years ending December 31, 2017 and December 31, 2018. We further note that you sold substantially all of the assets of your Vintage corporate filings business for approximately $26.0 million in cash. Please explain your consideration of including these transactions in your pro forma financial statements.

13.     Please revise your disclosures in pro forma adjustments 3, 4 and 5 to describe in greater detail the repayment of loans from the Capitol Sponsors, including loans subsequent to December 31, 2016, and certain other fees and expenses in connection with the Transaction.

14.     We note from your disclosures beginning on page F-43 that there are outstanding Class C Units and $11.9 million of remaining unrecognized compensation expense related to the Class C Units as of December 31, 2016. Please explain how you plan to account for the outstanding Class C Units and unrecognized compensation expense in connection with the transaction. Please explain whether your pro forma financial statements include any adjustments related to the Class C Units.

Business of Cision, page 120

15.     You disclose on page 120 that your cloud-based platform "C3" was introduced in October 2016. C3 appears to be your primary platform for delivering your products and services to your customers; however, on page 123, you disclose that Cision's products are also available as individual solutions and PR Newswire's services are "increasingly sold on a subscription basis as a part of C3." Please revise to describe the size and scope of your operations and revenue that are generated outside of the C3 platform. In this regard, it is unclear whether you generate a substantial majority of your revenue via the C3 platform.

Cision's Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Impacting Our Results, page 133

16.	We note from your disclosures on page 32 that a substantial portion of your revenue is derived from subscription or recurring revenue streams.  We further note from your disclosures on page 126 that Cision believes that it will be able to increase its subscription renewal rates over time.  Please revise your disclosures to discuss your key performance indicators, such as the number subscribers, the subscriber retention rates and the average revenue per subscriber for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company.  In addition, ensure that material changes and/or trends in these metrics are addressed in your discussion of results of operations for revenue to the extent that you have not already done so.  We refer you to Section III.B of SEC Interpretive Release No. 33-8350 and Instruction 1 to Item 303(a) of Regulation S-K.

Results of Operations, page 134

17.	We note from your disclosures beginning on page 125 that you plan to drive growth though the following key strategies including acquiring new customers, continuing to develop innovative products and features, increasing revenue from existing customers, and expanding into new geographies and market segments.  We further note disclosures on page 135 that indicate that the increase in your fiscal 2016 revenues was offset partially due to net customer losses and lowered prices on certain renewed contracts resulting from price competition.  Please revise your disclosures to quantify the extent to which increases/decreases in new customers, existing customers, prices, the introduction of the new products such as the C3 platform, and expansion into new geographies and market segments contributed to the changes in revenues and gross profit margin and/or operating profit.  We refer you to Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K.

18.	Please revise your MD&A disclosures on page 137 to explain in greater detail why the acquisition of PR Newswire resulted in a significant income tax benefit for the year ended December 31, 2016. Clarify your disclosures that indicate the income tax benefit was primarily driven by a decrease in your taxable income across a number of foreign jurisdictions.  In this respect, your disclosures on page F-47 appear to indicate that income tax benefit was primarily attributable to federal and state deferred income taxes.

19.	You disclose on page 135 that your revenue increased by 40.1% in fiscal year 2016 from the prior fiscal year, primarily through the acquisition of PR Newswire, which contributed $165.1 million to Cision's total revenue for fiscal year 2016.  Please revise to describe the revenue trends as to Cision's legacy operations and whether the PR Newswire business continued to incur revenue declines in the year ended December 31, 2016 as it did in the previous fiscal year.

Liquidity and Capital Resources, page 139

20.      Please revise to explain in greater detail why you believe based on the terms of your Credit Facilities and your current operations and expectations for continued growth that cash generated from operating activities, together with available borrowings under your First Lien Credit Facility, will be adequate to meet your current and expected operating, capital investment, acquisition financing and debt service obligations for the next twelve months.  An enhanced discussion of why you believe you have sufficient capital resources to meet your liquidity needs in both the short-term and long-term appears necessary considering your negative working capital positon, current and long-term debt obligations, current available borrowing capacity under the revolving credit facility and the uncertainties related to your operating cash flows.  We refer you to Item 303(a) of Regulation S-K and SEC Release 33-8350.

21.      We note from your disclosures on page F-49 that the amount of undistributed earnings in foreign subsidiaries upon which income taxes have not been provided is approximately $28.5 million as of December 31, 2016.  Please revise your disclosures to indicate the amount of cash and investments held outside of the United States. In addition, please revise your liquidity disclosures to address the potential tax implications of repatriation.

22.      We note from your disclosures on page 40 that as a holding company you depend on cash flow from your subsidiaries to meet your obligations, and any restrictions on your subsidiaries' ability to pay dividends or make other payments to you may have a material adverse effect on your results of operations and financial condition.  Tell us whether your debt obligations also restrict your subsidiaries from paying dividends to you.  Please revise your liquidity disclosure to describe these restrictions and how such restrictions could materially and adversely affect your liquidity and ability to fund operations.

23.      Your discussion of cash flows from operating activities does not appear to contribute substantively to an understanding of your historical cash flows.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.  We refer you to Section IV.B of SEC Release 33-8350.

24.     Please file your debt agreements related to your First Lien Credit Facility and Second Lien Credit Facility.

Contractual Obligations, page 143

25.     Please clarify whether the contractual obligations table includes your expected cash payments for interest based on the applicable interest rates and amounts of long-term debt outstanding as of December 31, 2016.  Since your payments of interest appear to be material to your cash flows, we believe you should include scheduled and/or expected interest payments in the table.  Where interest rates are variable and unknown, you may determine the appropriate methodology to estimate the interest payments with disclosure of the methodology used in your estimate.

Summary of Critical Accounting Policies

Goodwill Impairment, page 144

26.     To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please disclose the following:

- percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- description of the methods and key assumptions used and how the key assumptions were determined;
- discussion of the degree of uncertainty associated with the key assumptions; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  We refer you to Section V of SEC Release No. 33-8350.

Beneficial Owners of Securities, page 149

27.     In note (7), you disclose that Messrs. Akeroyd, Granat, Jones, Pearlstein, and Thompson are investors in Cision Owner, but they do not have direct or indirect voting power with respect to the ordinary shares of Cision held by Cision Owner.  Please clarify whether any of these officers or directors beneficially owns a controlling interest in Cision Owner.

28.     Please revise to identify the individuals on the three-member board of directors of GTCR Investment X AIV Ltd. described in note (8).

Price Range of Capitol Securities and Dividends, page 166

29.     On page 166, you state that there were six record holders of Cision's ordinary shares as of March 19, 2017.  Please clarify the percentage of Cision that is beneficially owned by Cision Owner.

Financial Statements

Capital Acquisition Corp. III

Note 3. Initial Public Offering and Founders' Warrants, page F-11

30.     We note from your disclosures that were 24,500,000 Warrants outstanding, which include 8,250,000 Founders' Warrants as of December 31, 2016.  We further note that the Cision Owner will receive warrants to purchase 2,000,000 ordinary shares as part of the Merger Agreement.  Please tell us whether the terms of the warrants allow for net-cash settlement.

Canyon Holdings S.a.r.l. and its Subsidiaries

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-24

31.     Please clarify the nature of your upfront fees when you do charge customers an up-front fee for use of the technology.  Tell us whether you provide implementation services and if so, whether the implementation services or upfront fees have standalone value.  Please tell us what consideration was given to recognizing these upfront services over the estimated customer life.  We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

32.     We note that various discounts are offered on your different service offerings.  Please explain how you account for any discounts, price concessions or pricing incentives.  Cite the specific accounting guidance that you relied upon.

33.     We note that you are unable to establish VSOE or TPE for the elements of your arrangements due to factors such as a high number of varied service offerings sold on a subscription basis to differing customer concentrations as well as varied discounting practices and unobservable competitive data for similar services.  In light of your highly varied service offerings, please describe for us how you determine that each

element in your multiple element arrangements has stand-alone value. We refer you to ASC 605-25-25-5.

34.     Please clarify whether customers are allotted a predetermined number of service units under your news distribution subscription arrangements.

Equity-Based Compensation and Profits Interests, page F-25

35.     Please revise to describe how you determine the significant assumptions used to estimate the fair value of the Class C Unit awards under your share-based compensation arrangements. In this respect, you disclosures should describe how you determine the participation threshold, volatility, expected life, risk-free interest rate and dividend yield. We refer you to ASC 718-10-50-2.

Convertible Preferred Equity Certificates, page F-26

36.     Please clarify your disclosure that indicate the CPECs can be converted by the Parent to Class V shares of the Company at any time at a conversion price equal to the fair value of the Company's Class V shares on the date of issuance by the Parent. In this respect, explain whether the conversion price is equal to the fair value of the Class V shares on the date of conversion or the date the CPECs were issued by the Parent. In addition, revise to disclose the conversion price for each period presented.

37.     Please explain why the Parent waived its right to put the CPECs for at least twelve months from the date of issuance of the financial statements.

Net Loss per Share, page F-26

38.     Please explain whether the CPECs are considered participating securities based on their respective rights to receive dividends and contractual obligation to participate in the net losses of the Company.

Note 3. Business Combinations, Dispositions, and Non-Controlling Interests, page F-30

39.     Please revise to disclose the percentage of voting equity interests acquired and the primary reasons for each of the acquisitions. We refer you to ASC 805-10-50-2.

Note 7. Debt and Convertible Preferred Equity Certificates, page F-38

40.     We note that the applicable interest rate was 7.0% and 10.5% under the 2016 First Lien Credit Agreement and 2016 Second Lien Credit Agreement as of December 31, 2016. Please revise to disclose when you are required to make interest payments under the 2016 First Lien Credit Agreement and 2016 Second Lien Credit Agreement.

41.     Please revise to disclose when you will be required to make principal payments on the 2016 Second Lien Credit Agreement.

42.     We note that the 2016 First Lien Credit Agreement and 2016 Second Lien Credit Agreement contain certain restrictive covenants including, among others, requirements of the Company's net leverage ratio exceeding certain ratios quarterly related to operating results and net leverage.  Please revise to explain the restrictive covenants in greater detail and how they are calculated including the net leverage ratio.

Convertible Preferred Equity Certificates, page F-41

43.     Please clarify your disclosures that indicate the fair value of the CPECs approximate their carrying value due to the contractual put right held by the Parent.  Please revise to clarify how you determine the fair value of the CPECs each period.

44.     Please clarify your disclosures that indicate a total of $40 million CPECs with fair value of $29.5 million were issued to the Parent for no cash consideration during the year ended December 31, 2016.  In lieu of cash consideration, revise to indicate the nature and terms of other consideration tendered.  In this respect, explain whether $40 million represents the carrying value or the number of CPECs issued for no cash consideration.  In addition, provide us with your calculation of the yield accreted for each period presented.

Note 12.  Income Taxes, page F-47

45.     We note that you have not provided for income taxes on the undistributed earnings of foreign subsidiaries as they are considered to be permanently reinvested.  Please tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable.  We refer you to ASC 740-30-50-2(c).

Note 13.  Earnings Per Share, page F-49

46.     Please revise to clarify how you allocate the net loss between the Class B-1, Class C-1 and Class V shares in fiscal 2016 and 2015.

Note 15. Commitments and Contingencies, page F-51

47.     We note from your disclosures on page F-52 that in the opinion of management based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.  Please revise your

disclosures to discuss whether you believe whether such matters would have a material impact on your cash flows if disposed of unfavorably.

Note 16. Segment and Geographic Information, page F-52

48.     We note that you report one operating segment.  Provide us with a detailed analysis of how you considered the guidance in paragraphs 1 through 9 of ASC 280-10-50 and the aggregation criteria outlined in ASC 280-10-50-11.  Additionally, provide us with the following information with respect to your organization and lines of business.

- Describe for us the company's internal management reporting process, including organization and reporting structure;

- Describe the basis for determining your chief executive officer is the chief operating decision maker ("CODM");

- Identify any segment managers and describe their responsibilities;

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,

- Describe how performance of the different lines of businesses is evaluated;

- Describe how performance of senior managers within the different lines of business is evaluated, including consideration of compensation and performance bonuses;

- Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization; and

- Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment.

PRN Group

Combined Financial Statements

49.     Please revise to provide unaudited financial statements for the latest required interim period (unaudited) that precedes the acquisition and the corresponding interim period of the preceding year (unaudited).  We refer you to Rule 3-05 of Regulation S-X.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-64

50.     We note from your disclosures that the XBRL filing services are sold through contracts where you are obligated to make a certain number of filings on behalf of the customer with the U.S. Securities and Exchange Commission. Please clarify how you determine the amount of revenue to recognize each time a filing is made on behalf of the customer.

Exhibits

51.     Please file the current articles of association for Holdings as an Exhibit and revise Exhibit 3.1 (Annex B) to reflect the articles that will be in effect upon the close of the merger and listing of the Cision Ltd. ordinary shares on the New York Stock Exchange.

52.     Please file the Sponsor Support Agreement as an exhibit, or advise us why it is not required to be filed under Item 601 of Regulation S-K.

53.     Please file the proxy card marked "preliminary" with your next amendment.  Please refer to Rule 14a-6(e)(1).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc:     Jeffrey Galant, Esq.
        Graubard Miller